UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Primus Telecommunications Group, Incorporated

(Exact name of registrant as specified in its charter)

Delaware	54-1708481
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

7901 Jones Branch Drive, Suite 900

McLean, Virginia 22102

(Address of principal executive offices and zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.001 per share	The New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to a General Instruction A.(d), please check the following box.  ☐

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act: None.

This registration statement on Form 8-A supersedes and replaces in its entirety the registration statement on Form 8-A filed with the Securities and Exchange Commission (the “Commission”) by Primus Telecommunications Group, Incorporated (the “Company”) on July 1, 2009 describing the Company’s capital stock, and any amendment or report filed with the Commission for the purpose of updating the description contained in such Form 8-A. This filing on Form 8-A is being made to register shares of the Company’s capital stock on the New York Stock Exchange and change the registration of the common stock of the Company to Section 12(b) of the Securities Exchange Act of 1934.

Item 1.	Description of Registrant’s Securities to be Registered.

The following is a description of the common stock, par value $0.001 per share (the “Common Stock”), of the Company and provisions of the Company’s Second Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and Amended and Restated By-laws (the “Bylaws”). The following summary is qualified in its entirety by the Certificate of Incorporation and Bylaws, which are incorporated by reference herein.

Common Stock

Voting. The holders of the Common Stock are entitled to one vote for each outstanding share of Common Stock owned by that stockholder on every matter properly submitted to the stockholders for their vote. Stockholders are not entitled to vote cumulatively for the election of directors.

Dividend Rights. Subject to the dividend rights of the holders of any outstanding series of preferred stock, holders of the Common Stock are entitled to receive ratably such dividends and other distributions of cash or any other right or property as may be declared by the board of directors out of the assets or funds legally available for such dividends or distributions.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company’s affairs, holders of the Common Stock would be entitled to share ratably in the assets that are legally available for distribution to stockholders after payment of liabilities. If the Company has any Preferred Stock outstanding at such time, holders of the Preferred Stock may be entitled to distribution and/or liquidation preferences. In either such case, the Company must pay the applicable distribution to the holders of the Preferred Stock before they may pay distributions to the holders of the Common Stock.

Conversion, Redemption and Preemptive Rights. Holders of the Common Stock have no conversion, redemption, preemptive, subscription or similar rights.

Preferred Stock

Under the Certificate of Incorporation, the board of directors of the Company is authorized, subject to limitations prescribed by law, to issue up to 20,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”) in one or more classes or series without further stockholder approval. The board of directors has discretion to determine the rights, preferences, privileges and restrictions of, including, without limitation, dividend rights, conversion rights, redemption privileges and liquidation preferences of, and to fix the number of shares of, each series of the Preferred Stock. Accordingly, the board of directors could authorize the issuance of shares of Preferred Stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of the Common Stock or otherwise be in their best interest.

Limitations on Directors’ Liability

The Certificate of Incorporation and Bylaws contain provisions indemnifying the Company’s directors and officers to the fullest extent permitted by the Delaware General Corporation Law (the “DGCL”). In addition, as permitted by Delaware law, the Certificate of Incorporation provides that no director will be personally liable to the Company or any of its stockholders for monetary damages for breach of fiduciary duty as a director.

Provisions of the Certificate of Incorporation and Bylaws that May Have an Anti-Takeover Effect

Certain provisions in the Certificate of Incorporation and Bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

The Certificate of Incorporation contains provisions that permit the Company to issue, without any further vote or action by the stockholders, up to 20,000,000 shares of Preferred Stock in one or more classes or series and, with respect to each such series, to fix the number of shares constituting the class or series and the designation of the class or series, the voting powers (if any) of the shares of the class or series, and the preferences and relative, participating, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series.

The foregoing provisions of the Certificate of Incorporation could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce the Company’s vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for the shares and, as a consequence, they also may inhibit fluctuations in the market price of the Common Stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in the Company’s management.

The Certificate of Incorporation expressly provides that the Company shall not be governed by Section 203 of the DGCL.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock is Broadridge Corporate Issuer Solutions, Inc.

Item 2.   Exhibits.

Exhibit Number	Description

3.1*	Second Amended and Restated Certificate of Incorporation of Primus Telecommunications Group, Incorporated

3.2	Amended and Restated By-Laws of Primus Telecommunications Group, Incorporated (as adopted and in effect on November 9, 2010) (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange commission on November 10, 2010)

3.3*	Specimen of Stock Certificate for Common Stock

*	Filed herewith.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 20, 2011	PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

	By:	/s/ Peter D. Aquino
Name: Peter D. Aquino
Title: Chairman, President and Chief Executive Officer

4